Exhibit 99.1

Global Cord Blood Corporation Announces Formation of a Special Committee to Evaluate Non-Binding Proposal

HONG KONG, China, March 15, 2021 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that in response to the non-binding proposal letter dated March 2, 2021 received by the Company’s Board of Directors (the “Board”) from Alternate Ocean Investment Company Limited (“Alternate Ocean”), pursuant to which Alternate Ocean, acting on behalf of the fund (the “Acquirer”) that it manages and/or advises, proposes to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions. The Board has formed a special committee of independent directors who are not affiliated with Alternate Ocean (the “Special Committee”) to evaluate such proposal. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Chen serving as the chair of the Special Committee.

The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or each of the Acquirer and the Company obtaining its relevant regulatory and shareholders’ approval. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at:http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (+1) 646-405-5185

Email: william.zima@icrinc.com